UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies, LLC
9130 W. Sunset Blvd
Los Angeles, California  90069
(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Source Interlink Companies, Inc., a Delaware corporation (“Source” or the “Issuer”).  The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following as the penultimate paragraph thereof:

In addition, on March 2, 2006, the Issuer announced that its Board of Directors had commenced a process of evaluating strategic alternatives to enhance stockholder value.  The Issuer has engaged an affiliate of The Yucaipa Companies, LLC (“Yucaipa”) as a consultant in connection with this process pursuant to a Consulting Agreement entered into between the Issuer and Yucaipa in February 2005.  Yucaipa is affiliated with AEC Associates, LLC, one of the Reporting Persons and the largest single stockholder of the Issuer.  In making this announcement, the Issuer stated that there can be no assurance that the exploration of strategic alternatives will result in a transaction.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended to add references to new Exhibits 4, 5 and 6 as follows:

Exhibit No.	Description of Exhibit

4	Press Release dated March 2, 2006.

5

Agreement to File Amendment No. 2 to Schedule 13D Jointly, dated March 3, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

6	Consulting Agreement dated February 28, 2005 between the Issuer and Yucaipa, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on March 4, 2005 (File No. 001-13437).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2006	AEC ASSOCIATES L.L.C. By: Yucaipa One-Stop Partners, L.P. Its: Managing Member

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: March 3, 2006	YUCAIPA ONE-STOP PARTNERS, L.P. By: Yucaipa AEC Associates, L.L.C. Its: General Partner

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: March 3, 2006	YUCAIPA AEC ASSOCIATES, LLC By: OA3, LLC Its: Managing Member

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: March 3, 2006	OA3, LLC

	By:	/s/ Robert P. Bermingham
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: March 3, 2006	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Press Release dated March 2, 2006.

5

Agreement to File Amendment No. 2 to Schedule 13D Jointly, dated March 3, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

6	Consulting Agreement dated February 28, 2005 between the Issuer and Yucaipa, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on March 4, 2005 (File No. 001-13437).